SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: March 30, 2011
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

Designation and Issuance of Series C Convertible Preferred Stock
     On March 30, 2011, Navios Maritime Acquisition Corporation (the “Company”) entered into an Exchange Agreement with Navios Maritime Holdings Inc. (“Navios Holdings”) that provided for the exchange by Navios Holdings of 7,676,000 shares of common stock of the Company amend by Navios Holdings, in exchange for 1,000 shares of Series C Convertible Preferred Stock (the “Preferred Stock”). The terms and provisions of the Preferred Stock are governed by the Certificate of Designations, Preferences and Rights of the Company (the “Certificate of Designation”) as filed on March 30, 2011 with the Registrar of Corporations in the Republic of the Marshall Islands. The Certificate of Designation, as filed, is attached hereto as Exhibit 1.1 to this Report and is incorporated herein by reference. The Preferred Stock is convertible at the option of Navios Holdings at any time after March 31, 2013 into 7,676,000 shares of common stock, subject to the limitations as identified in the Certificate of Designation.
     This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707 and 333-169320.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou

Angeliki Frangou
Chief Executive Officer
Date: April 12, 2011

Exhibits

Exhibit No.	Exhibit
1.1	Certificate of Designation of the Series C Convertible Preferred Stock, as filed with the Registrar of Companies of the Republic of the Marshall Islands on March 30, 2011